DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

                                SERVICE PLAN


         Introduction:  It has been proposed that the above-captioned investment company (the "Fund") adopt a Service Plan (the "Plan") in accordance with Rule 12b-1, promulgated under the Investment Company Act of

1940, as amended (the "Act").  The Plan would pertain to each series or class of the Fund set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class").  Under the Plan, the Fund would (a)

reimburse the Fund's distributor (the "Distributor") for distributing shares of each Class (the payments in this clause (a) being referred to as

"Distributor Payments") and (b) pay The Dreyfus Corporation, Dreyfus Service

Corporation and any affiliate of either of them (collectively, "Dreyfus") for advertising and marketing relating to each Class and for providing certain services relating to the shareholder accounts of each Class, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing") (the payments in this clause (b) being referred to as

"Dreyfus Payments").  If this proposal is to be implemented, the Act and said

Rule 12b-1 require that a written plan describing all material aspects of the proposed financing be adopted by the Fund.

         The Fund's Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to each Class for such purposes.

         In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and the shareholders of each Class.

         The Plan:  The material aspects of this Plan are as follows:

         1.   (a)  The aggregate annual fee the Fund may pay under this Plan for Distributor Payments and Dreyfus Payments (the "Aggregate Amount") in

respect to each Class is set forth on Exhibit A.

              (b)  The Fund shall reimburse the Distributor in respect of

Distributor Payments (the "Distributor Amount") an amount not to exceed the annual rate set forth on Exhibit A with respect to each Class.

              (c) The Fund shall pay Dreyfus in respect of Dreyfus Payments an annual fee equal to the difference between the Aggregate Amount and the

Distributor Amount for such year.

              (d)  Each of the Distributor and Dreyfus may pay one or more securities dealers, financial institutions (which may include banks) or other industry professionals, such as investment advisers, accountants and estate planning firms (severally, a "Service Agent"), a fee in respect of shares of each Class owned by investors with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record.

Each of the Distributor and Dreyfus shall determine the amounts to be paid to the Service Agents to which it will make payments under this Plan and the basis on which such payments will be made.  Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor or Dreyfus, as the

case may be.  The fee payable for Servicing is intended to be a "service fee"

as defined under the NASD Conduct Rules.

         2.   For the purposes of determining the fees payable under this

Plan, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's charter documents as then in effect for the computation of the value of the Fund's net assets attributable to such Class.

         3.   The Fund's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan.  The report shall state the purpose for which the amounts were expended.

         4.   As to each Class, this Plan will become effective upon approval by (a) holders of a majority of the outstanding shares of such Class, and (b)

a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

         5.   This Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods,

provided such continuance is approved at least annually in the manner provided in paragraph 4(b) hereof.

         6.   As to each Class, this Plan may be amended at any time by the

Fund's Board, provided that (a) any amendment to increase materially the costs which the Fund may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the outstanding shares of such Class, and (b) any material amendments of the terms of this

Plan shall become effective only upon approval as provided in paragraph 4(b)

hereof.

         7.   As to each Class, this Plan is terminable without penalty at any time by (a) vote of a majority of the Board members who are not

"interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) vote of the holders of a majority of the outstanding shares of such Class.

         8.   The obligations hereunder and under any related Plan agreement shall only be binding upon the assets and property of the Fund or the affected Class, as the case may be, and shall not be binding upon any Board member, officer or shareholder of the Fund individually.



Dated: May 24, 1994
Revised: January 30, 1998

                                  EXHIBIT A



                                     Fee as a percentage of the
                                     average daily net assets
Name of Series and Class             of the Class


Dreyfus Government Cash Management
     Administrative Shares           .10%
     Investor Shares                             .25%
     Participant Shares                          .40%

Dreyfus Government Prime Cash
  Management
     Administrative Shares           .10%
     Investor Shares                             .25%
     Participant Shares                          .40%